This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but it is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-151608
Subject to Completion, dated March 18, 2011

PROSPECTUS SUPPLEMENT (To Prospectus dated June 12, 2008)

KeyCorp

Common Shares

We are offering           of our common shares, par value $1.00 per share (“Common Shares”). We intend to use the net proceeds of this offering, the net proceeds of a proposed debt offering and other available funds to repurchase all $2.5 billion of the Fixed Rate Cumulative Perpetual Preferred Stock, Series B, par value $1.00 per share, with a liquidation preference of $100,000 per share (“Series B Preferred Stock”), that we issued to the United States Department of the Treasury (the “U.S. Treasury”) as part of its TARP Capital Purchase Program (the “CPP”). Our repurchase of our Series B Preferred Stock will take place at such time as the U.S. Treasury authorizes such repurchase. See “Use of Proceeds.” Although we intend to use the net proceeds of this offering, the net proceeds of a proposed debt offering and other available funds to repurchase our Series B Preferred Stock, the consummation of this offering is not conditioned upon the consummation of the debt offering or the repurchase. See “Summary — Proposed Debt Offering.”

Our Common Shares are listed on the New York Stock Exchange under the symbol “KEY”. On March 17, 2011, the last reported sale price of our Common Shares on the New York Stock Exchange was $8.85 per share.

Investing in our Common Shares involves risks. See “Risk Factors” beginning on page S-5 of this prospectus supplement to read about factors you should consider before buying our Common Shares.

Our Common Shares are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, the FDIC, the Board of Governors of the Federal Reserve System (the “Federal Reserve”) or any other regulatory body have approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to KeyCorp (before expenses)	$	$

The underwriters may also purchase up to an additional           Common Shares within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

The underwriters expect to deliver the Common Shares in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about          , 2011.

Joint Bookrunners

Morgan Stanley Capital Advisor	J.P. Morgan

Joint Lead Manager

KeyBanc Capital Markets

          , 2011

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. This prospectus supplement supersedes the accompanying prospectus to the extent it contains information that differs from information in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it in making a decision about whether to invest in our Common Shares. We are not making, and the underwriters have not made, an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “we,” “us,” “our” or similar references mean KeyCorp and its consolidated subsidiaries.

S-ii

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public at the SEC’s Internet site at http://www.sec.gov, through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and at our investor relations Internet site at http://www.Key.com/IR.

In this prospectus supplement, as permitted by law, we “incorporate by reference” information from other documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement is considered to be automatically updated and superseded. In other words, in case of a conflict or inconsistency between information contained in this prospectus supplement and information incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below and any documents we file with the SEC in the future under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until the offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2010;

•	Current Reports on Form 8-K filed on January 25, 2011, and February 24, 2011;

•	the description of our Common Shares set forth in the registration statement on Form 8-A12B filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description; and

•	Preliminary Proxy Statement on Schedule 14A filed on March 4, 2011.

Unless stated otherwise in the applicable reports, information furnished under Item 2.02 or 7.01, including any exhibits referenced in such items, of our Current Reports on Form 8-K is not incorporated by reference herein.

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

KeyCorp
127 Public Square
Cleveland, Ohio 44114-1306
Attention: Investor Relations
(216) 689-4221

S-iii

FORWARD-LOOKING STATEMENTS

From time to time, we have made or will make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements do not relate strictly to historical or current facts. Forward-looking statements usually can be identified by the use of words such as “goal,” “objective,” “plan,” “expect,” “anticipate,” “intend,” “project,” “believe,” “estimate,” or other words of similar meaning. Forward-looking statements provide our current expectations or forecasts of future events, circumstances, results or aspirations. Our disclosures in this prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may also make forward-looking statements in our other documents filed or furnished with the SEC. In addition, we may make forward-looking statements orally to analysts, investors, representatives of the media and others.

Forward-looking statements are not historical facts and, by their nature, are subject to assumptions, risks and uncertainties, many of which are outside of our control. Our actual results may differ materially from those set forth in our forward-looking statements. There is no assurance that any list of risks and uncertainties or risk factors is complete. Factors that could cause actual results to differ from those described in forward-looking statements include, but are not limited to:

•	indications of an improving economy may prove to be premature;

•	the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) will subject us to a variety of new and more stringent legal and regulatory requirements;

•	changes in local, regional and international business, economic or political conditions in the regions where we operate or have significant assets;

•	changes in trade, monetary and fiscal policies of various governmental bodies and central banks affecting the economic environment in which we operate;

•	our ability to effectively deal with an economic slowdown or other economic or market difficulty;

•	adverse changes in credit quality trends;

•	our ability to determine accurate values of certain assets and liabilities;

•	reduction of the credit ratings assigned to us and our principal subsidiary, KeyBank National Association (“KeyBank”);

•	adverse behaviors in securities, public debt, and capital markets, including changes in market liquidity and volatility;

•	changes in investor sentiment, consumer spending or saving behavior;

•	our ability to manage liquidity;

•	our ability to anticipate interest rate changes correctly and manage interest rate risk presented through unanticipated changes in our interest rate risk position and/or short- and long-term interest rates;

•	unanticipated changes in our liquidity position, including but not limited to our ability to enter the financial markets to manage and respond to any changes to our liquidity position;

•	changes in foreign exchange rates;

•	adequacy of our risk management program;

•	increased competitive pressure due to consolidation;

•	other new or heightened legal standards and regulatory requirements, practices or expectations;

•	our ability to timely and effectively implement our strategic initiatives;

S-iv

•	increases in FDIC premiums and fees;

•	unanticipated adverse affects of acquisitions and dispositions of assets, business units or affiliates;

•	our ability to attract and/or retain talented executives and employees;

•	operational or risk management failures due to technological or other factors;

•	changes in accounting principles or in tax laws, rules and regulations;

•	adverse judicial proceedings;

•	occurrence of natural or man-made disasters or conflicts or terrorist attacks disrupting the economy or our ability to operate;

•	to the extent we are unable to repurchase our Series B Preferred Stock, limitations on our ability to return capital to shareholders and potential dilution of our Common Shares as a result of the U.S. Treasury’s investment under the terms of the CPP; and

•	other risks and uncertainties summarized in Part 1, Item 1A: “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010.

Any forward-looking statements made by us or on our behalf speak only as of the date they are made, and we do not undertake any obligation to update any forward-looking statement to reflect the impact of subsequent events or circumstances.

S-v

SUMMARY

The following information should be read together with and is qualified in its entirety by the more detailed information contained in other parts of this prospectus supplement and in the accompanying prospectus or incorporated by reference herein. It may not contain all the information that is important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus to understand fully the terms of our Common Shares, as well as other considerations that may be important to you in making a decision about whether to invest in our Common Shares. To the extent the following information is inconsistent with the information in the accompanying prospectus, you should rely on the following information. You should pay special attention to the “Risk Factors” section of this prospectus supplement and the documents incorporated by reference herein, which are described under “Where You Can Find More Information” in this prospectus supplement, to determine whether an investment in our Common Shares is appropriate for you.

About KeyCorp

KeyCorp, organized in 1958 under the laws of the State of Ohio, is headquartered in Cleveland, Ohio. We are a bank holding company under the Bank Holding Company Act of 1956, as amended, and are one of the nation’s largest bank-based financial services companies, with consolidated total assets of $91.8 billion at December 31, 2010. KeyCorp is the parent holding company for KeyBank, our principal subsidiary, through which most of our banking services are provided. Through KeyBank and certain other subsidiaries, we provide a wide range of retail and commercial banking, commercial leasing, investment management, consumer finance and investment banking products and services to individual, corporate and institutional clients through two major business segments: Key Community Bank and Key Corporate Bank.

As of December 31, 2010, these services were provided across the country through KeyBank’s 1,033 full-service retail banking branches in fourteen states, additional offices, a telephone banking call center services group and a network of 1,531 automated teller machines in fifteen states. We had an average of 15,610 full-time equivalent employees for 2010.

In addition to the customary banking services of accepting deposits and making loans, our bank and trust company subsidiaries offer personal and corporate trust services, personal financial services, access to mutual funds, cash management services, investment banking and capital markets products, and international banking services. Through our bank, trust company and registered investment adviser subsidiaries, we provide investment management services to clients that include large corporate and public retirement plans, foundations and endowments, high-net-worth individuals and multi-employer trust funds established for providing pension or other benefits to employees.

We provide other financial services — both within and outside of our primary banking markets — through various nonbank subsidiaries. These services include principal investing, community development financing, securities underwriting and brokerage, and merchant services. We also are an equity participant in a joint venture that provides merchant services to businesses.

Our principal office and mailing address is 127 Public Square, Cleveland, Ohio 44114-1306. Our telephone number is (216) 689-4221.

Recent Developments

Anticipated Repurchase of Our Series B Preferred Stock

In November 2008, as part of the CPP, we issued 25,000 shares of our Series B Preferred Stock to the U.S. Treasury pursuant to a Letter Agreement dated November 14, 2008, and the Securities Purchase Agreement — Standard Terms attached thereto (the “Securities Purchase Agreement”) for an aggregate purchase price of $2.5 billion. In connection with purchasing our Series B Preferred Stock, the U.S. Treasury also received a warrant to purchase 35,244,361 of our Common Shares at an initial per share exercise price of $10.64 (the “Warrant”), subject to certain adjustments, which expires ten years from the issuance date, and we agreed to provide the U.S. Treasury with registration rights covering the Warrant and the underlying Common

Shares. Following completion of this offering and the proposed debt offering described in “— Proposed Debt Offering” below, we intend to repurchase all 25,000 shares of our Series B Preferred Stock issued to the U.S. Treasury at such time as the U.S. Treasury authorizes it; such repurchase will be made at an aggregate purchase price of $2.5 billion plus accrued and unpaid dividends to the date of repurchase. We will use the net proceeds of this offering, the net proceeds of the proposed debt offering, and other available funds for the repurchase of our Series B Preferred Stock. See “Use of Proceeds” below.

In the period in which we repurchase our Series B Preferred Stock, we will accelerate the amortization of the issuance discount on our Series B Preferred Stock and record a corresponding reduction in retained earnings, which may impact earnings per Common Share (i.e., reduce net income available to holders of our Common Shares in an amount equal to the issuance discount accelerated). The issuance discount is due to the carrying value of our Series B Preferred Stock being less than its liquidation value, as the carrying value of our Series B Preferred Stock is based on its fair value at issuance. As of December 31, 2010, the amount of the issuance discount on our Series B Preferred Stock was $53.26 million. Following completion of this offering and repurchase of our Series B Preferred Stock, and taking into account the proposed debt offering, we expect that our pro forma Tier 1 risk-based capital and Tier 1 common equity ratios will be 12.75% and 10.08%, based on the December 31, 2010 ratios of 15.16% and 9.34%, respectively.

Proposed Debt Offering

Subject to market conditions, we also expect to promptly commence a separate registered public offering of our senior notes to be issued under our medium-term note program, Series I. The debt offering is intended to provide us with additional liquidity in connection with our proposed repurchase of our Series B Preferred Stock. Neither the consummation of this offering of our Common Shares nor the consummation of the debt offering is conditioned on the other. There can be no assurance that the anticipated debt offering will be completed. This prospectus supplement is not an offer to sell any such debt securities; any offer to sell such debt securities will be made only by a separate prospectus supplement.

Supervisory Capital Assessment Program

In November 2010, the Federal Reserve issued Revised Temporary Addendum to Supervisory Letter SR 09-4 (the “Revised Addendum”). The Revised Addendum outlines specific criteria the Federal Reserve will consider when evaluating proposed capital actions by the 19 largest U.S. banking institutions that participated in the Federal Reserve’s Supervisory Capital Assessment Program (“SCAP”), including KeyCorp (“SCAP BHCs”), including actions such as increasing dividends, implementing common stock repurchase programs, or redeeming or repurchasing capital instruments more broadly, including the Warrant. The Revised Addendum requires the Federal Reserve to assess the capital adequacy of SCAP BHCs based upon a review of each SCAP BHC’s comprehensive capital plan, which we submitted to the Federal Reserve and the Office of the Comptroller of the Currency on January 7, 2011.

Based upon communications with the Federal Reserve in conjunction with its assessment of our comprehensive capital plan, we anticipate that, upon completion of this offering and our proposed debt offering, we will have sufficient capital to repurchase our Series B Preferred Stock held by the U.S. Treasury and either repurchase the Warrant, whether directly from the U.S. Treasury or if and when the U.S. Treasury auctions the Warrant, or repurchase Common Shares in an amount expected to be sufficient to offset the estimated dilution to our equity that would occur if the Warrant were exercised.

Summary of the Offering

The following summary of the offering contains basic information about the offering and our Common Shares and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of our Common Shares, please refer to the section of this prospectus supplement entitled “Description of Capital Stock.”

Issuer	KeyCorp, an Ohio corporation

Common Shares we are offering	shares

Common Shares outstanding after this offering	shares (1),(2)

Use of proceeds after expenses	We expect to receive net proceeds from this offering of up to approximately $ (or approximately $ if the underwriters exercise their over-allotment option in full), after underwriting discounts and estimated expenses payable by us.

We intend to use the net proceeds of this offering, the net proceeds of our proposed debt offering, and other available funds to repurchase all $2.5 billion of our Series B Preferred Stock that we issued to the U.S. Treasury as part of the CPP at such time as the U.S. Treasury authorizes such repurchase. Based upon communications with the Federal Reserve in conjunction with its assessment of our comprehensive capital plan, we anticipate that, upon completion of this offering and our proposed debt offering, we will have sufficient capital to repurchase our Series B Preferred Stock held by the U.S. Treasury. If the repurchase is not authorized by the U.S. Treasury, we will use the net proceeds of this offering for general corporate purposes. The precise amounts and timing of our use of the net proceeds of this offering will depend upon our funding requirements and those of our subsidiaries and the availability of other funds. While we intend to use the net proceeds of this offering, the net proceeds of our proposed debt offering and other available funds to repurchase our Series B Preferred Stock, the consummation of this offering is not conditioned upon the consummation of the debt offering or repurchase.

Over-allotment option	The underwriters may purchase up to an additional Common Shares within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

Risk factors	An investment in our Common Shares is subject to risks. Please refer to “Risk Factors” beginning on page S-5 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement or the accompanying prospectus for a discussion of factors you should carefully consider before investing in our Common Shares.

(1)  The number of Common Shares outstanding immediately after the closing of this offering is based on 880,257,890 Common Shares outstanding as of March 16, 2011.
(2)  Unless otherwise indicated, the number of Common Shares presented in this prospectus supplement excludes shares issuable pursuant to the exercise of the underwriters’ over-allotment option, 20,601,699 Common Shares issuable upon conversion of our outstanding 7.750% Non-Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”), 43,022,983 Common Shares issuable under our employee benefit plans (as of December 31, 2010) and 35,244,361 Common Shares issuable under the Warrant held by the U.S. Treasury that was issued in connection with the sale to the U.S. Treasury of our Series B Preferred Stock.

Listing	New York Stock Exchange (the “NYSE”); Symbol: “KEY”

Conflicts Of Interest	Our affiliate, KeyBanc Capital Markets Inc., is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and is participating in the distribution of our Common Shares. The distribution arrangements for this offering comply with the requirements of FINRA Rule 5121, regarding a FINRA member’s firm participation in the distribution of securities of an affiliate. In accordance with Rule 5121, no FINRA member firm that has a conflict of interest under Rule 5121 may make sales in this offering to any discretionary account without the prior approval of the customer. Our affiliates, including KeyBanc Capital Markets Inc., may use this prospectus supplement and the accompanying prospectus in connection with offers and sales of our Common Shares in the secondary market. These affiliates may act as principal or agent in those transactions. Secondary market sales will be made at prices related to market prices at the time of sale.

RISK FACTORS

An investment in our Common Shares is subject to risks inherent to our business, ownership of our securities and our industry. Described below are certain risks and uncertainties, the occurrence of which could have a material and adverse effect on us. The risks and uncertainties described below are not the only ones we face. Although we have significant risk management policies, procedures and practices aimed at mitigating these risks, uncertainties may nevertheless impair our business operations. This prospectus supplement and the accompanying prospectus are qualified in their entirety by these risk factors.

IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, AND/OR ACCESS TO LIQUIDITY AND/OR CREDIT COULD BE MATERIALLY AND ADVERSELY AFFECTED (“MATERIAL ADVERSE EFFECT ON US”). IF THIS WERE TO HAPPEN, THE VALUE OF OUR COMMON SHARES COULD DECLINE, PERHAPS SIGNIFICANTLY, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

Before you decide to invest in our Common Shares, you should consider the risks and uncertainties described below, the risk factors described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and any risk factors set forth in our other filings with the SEC pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act. Please refer to “Where You Can Find More Information” above for references to these other filings.

Risks Associated With The Offering

Our share price can be volatile.

Share price volatility may make it more difficult for you to resell your Common Shares when you want and at prices you find attractive. Our share price can fluctuate significantly in response to a variety of factors including, among other things:

•	actual or anticipated variations in quarterly results of operations;

•	recommendations by securities analysts;

•	operating and stock price performance of other companies that investors deem comparable to our business;

•	changes in the credit, mortgage and real estate markets, including the market for mortgage-related securities;

•	news reports relating to trends, concerns and other issues in the financial services industry;

•	perceptions of us and/or our competitors in the marketplace;

•	new technology used, or products or services offered, by competitors;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments entered into by us or our competitors;

•	failure to integrate acquisitions or realize anticipated benefits from acquisitions;

•	future sales of our equity or equity-related securities;

•	our past and future dividend practices;

•	changes in governmental regulations affecting our industry generally or our business and operations;

•	changes in global financial markets, economies and market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility;

•	geopolitical conditions such as acts or threats of terrorism or military conflicts; and

•	the occurrence or nonoccurrence, as appropriate, of any circumstance described in Part 1, Item 1A: Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2010.

General market fluctuations, market disruption, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our share price to decrease regardless of operating results. Any of these factors could have a Material Adverse Effect on Us. Accordingly, any Common Shares that you purchase in this offering may in the future trade at a lower price than that at which they were purchased.

There can be no assurance as to when our Series B Preferred Stock can be repurchased.

Subject to obtaining authorization from the U.S. Treasury, we intend to repurchase our Series B Preferred Stock issued to the U.S. Treasury with the proceeds from this offering, the proceeds from the proposed debt offering and other available funds, as described under “Summary — Recent Developments — Repurchase of our Series B Preferred Stock” and “Use of Proceeds.” There can be no assurance, however, as to when our Series B Preferred Stock can be repurchased, if at all. Until such time as our Series B Preferred Stock is repurchased, we will remain subject to the terms and conditions of the CPP and related documents. Further, our continued participation in the CPP subjects us to increased regulatory and legislative oversight, including with respect to executive compensation, which could limit our ability to retain key executives and other key employees, and limit our ability to develop business opportunities. These factors could have a Material Adverse Effect on Us.

Our issuance of securities to the U.S. Treasury may limit our ability to return capital to our shareholders. If we are unable to repurchase or redeem our Series B Preferred Stock, the dividend rate increases substantially after five years.

If we are unable to repurchase or redeem our Series B Preferred Stock, until November 14, 2011 or until the U.S. Treasury no longer holds any Series B Preferred Stock, we cannot increase our dividends above the level of our quarterly dividend declared during the third quarter of 2008 ($0.1875 per Common Share on a quarterly basis) or repurchase any of our Common Shares or preferred stock without, among other things, U.S. Treasury approval or the availability of certain limited exceptions, e.g., purchases in connection with our benefit plans. Furthermore, as long as our Series B Preferred Stock issued to the U.S. Treasury is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including our Common Shares, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. These restrictions, combined with the dilutive impact of the Warrant, may have an adverse effect on the market price of our Common Shares, and, as a result, they could have a Material Adverse Effect on Us.

If we do not repurchase or redeem our Series B Preferred Stock prior to November 14, 2013, the dividend payments on such stock will increase substantially, from 5% ($125 million annually) to 9% ($225 million annually). Depending on market conditions at the time, this increase in dividends could significantly impact our liquidity and, as a result, have a Material Adverse Effect on Us.

You may not receive dividends on our Common Shares.

Holders of our Common Shares are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Future cash dividends will depend upon our results of operations, financial condition, liquidity requirements, the need to maintain adequate capital levels, alternative investment opportunities, the need to comply with safe and sound banking practices as well as meet regulatory expectations and requirements, and other factors, including the ability of our subsidiaries to make distributions to us, which ability may be restricted by statutory, contractual or other constraints. Also, there can be no assurance that we will continue to pay dividends even if the necessary financial conditions are met and if sufficient cash is available for distribution. Furthermore, holders of our Common Shares are subject to the prior dividend rights of any holders of our preferred stock or depositary shares representing such preferred stock then outstanding. As of March 16, 2011, there were 2,904,839 shares of KeyCorp’s Series A Preferred Stock with a liquidation preference of $100 per share issued and outstanding and 25,000 shares of our Series B Preferred Stock with a liquidation preference of $100,000 per share issued and outstanding.

In July 2009, we reduced the quarterly dividend on our Common Shares to $0.01 per share. As long as our Series A Preferred Stock and Series B Preferred Stock are outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including our Common Shares, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. In addition, prior to November 14, 2011, unless we have repurchased or redeemed all of our Series B Preferred Stock or the U.S. Treasury has transferred all of our Series B Preferred Stock to third parties, the consent of the U.S. Treasury will be required for us to, among other things, increase our Common Share dividend above $0.1875 per share, except in limited circumstances. These factors could adversely affect the market price of our Common Shares. Also, KeyCorp is a bank holding company and its ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends.

The terms of KeyBank’s outstanding junior subordinated debt securities prohibit us from declaring or paying any dividends or distributions on KeyCorp’s capital stock, including its Common Shares, or purchasing, acquiring, or making a liquidation payment on such stock, if an event of default has occurred and is continuing under the applicable indenture, if we are in default with respect to a guarantee payment under the guarantee of the related capital securities or if we have given notice of our election to defer interest payments but the related deferral period has not yet commenced or a deferral period is continuing. These factors could have a Material Adverse Effect on Us.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our Common Shares.

We are not restricted from issuing additional Common Shares, including securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares. In connection with our sale of $2.5 billion of Series B Preferred Stock to the U.S. Treasury, we issued the Warrant to the U.S. Treasury. Although we have the right to repurchase the Warrant at a negotiated price, we may not desire or be able to do so; and if we do not repurchase the Warrant, the U.S. Treasury could either exercise the Warrant or sell it to third parties by way of auction or otherwise. The issuance of additional Common Shares as a result of exercise of the Warrant or in order to raise additional capital (whether in accordance with regulatory requirements, including pursuant to the SCAP or otherwise, or in connection with an acquisition or other transaction) or the issuance of convertible securities would dilute the ownership interest of existing holders of our Common Shares. In addition, we have in the past and may in the future issue options, convertible preferred stock, and/or other securities that may have a dilutive effect on our Common Shares. The market price of our Common Shares could decline as a result of any such offering, other capital raising strategies or other sales of a large block of our Common Shares or similar securities in the market, or the perception that such sales could occur.

Resales of our Common Shares in the public market following this offering may cause their market price to fall.

We are issuing           Common Shares in this offering. This issuance of these new shares could have the effect of depressing the market price for our Common Shares.

Our Common Shares are equity and are subordinate to our existing and future indebtedness and preferred stock and effectively subordinated to all the indebtedness and other non-common equity claims against our subsidiaries.

Our Common Shares are equity interests and do not constitute indebtedness. As such, our Common Shares will rank junior to all of our current and future indebtedness and to other non-equity claims against us and our assets available to satisfy claims against us, including in the event of our liquidation. Additionally, holders of our Common Shares are subject to the prior dividend and liquidation rights of holders of our outstanding preferred stock. Our board of directors is authorized to issue additional classes or series of preferred stock without any action on the part of the holders of our Common Shares. In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus the ability of a holder of our Common Shares to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, our Common Shares will effectively be subordinated to all existing and future liabilities and obligations of our subsidiaries. As of December 31, 2010, we had $13.8 billion of borrowed funds and $60.6 billion of deposits; and the aggregate liquidation preference of our outstanding preferred stock was $2.7 billion.

We rely on dividends from our subsidiaries for most of our funds, including funds used to pay dividends on our Common Shares.

We are a legal entity separate and distinct from our subsidiaries. With the exception of cash raised from debt and equity issuances, we receive substantially all of our cash flow from dividends from our subsidiaries. These dividends are the principal source of funds to pay dividends on our equity securities and interest and principal on our debt. Federal banking law and regulations limit the amount of dividends that KeyBank (our largest subsidiary) and certain nonbank subsidiaries may pay to us. During 2008 and 2009, KeyBank did not pay any dividends to us. During 2010, KeyBank could not pay dividends to us because its net losses of $1.151 billion for 2009 and $1.161 billion for 2008 exceeded its net income during 2010. Nonbank subsidiaries paid us $25 million in dividends during 2010. In the event KeyBank is unable to pay dividends to us, we may not be able to service debt, pay obligations or pay dividends on our equity securities. The inability to receive dividends from KeyBank could have a Material Adverse Effect on Us.

Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors.

An investment in our Common Shares is not an insured deposit.

Our Common Shares are not a bank deposit and, therefore, are not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our Common Shares is inherently risky for the reasons described in this “Risk Factors” section and in the risk factors incorporated by reference herein and is subject to the same market forces that affect the price of common shares in any company. As a result, if you acquire our Common Shares, you may lose some or all of your investment.

Our articles of incorporation and code of regulations, as well as certain banking laws, may have an anti-takeover effect.

Provisions of our articles of incorporation and code of regulations and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. The combination of these provisions may inhibit a non-negotiated merger or other business combination, which could adversely affect the market price of our Common Shares.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of up to approximately $      (or approximately $      if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated expenses payable by us.

Based upon communications with the Federal Reserve in conjunction with its assessment of our comprehensive capital plan, we anticipate that, upon completion of this offering and our proposed debt offering, we will have sufficient capital to repurchase our Series B Preferred Stock held by the U.S. Treasury. Accordingly, we intend to notify the U.S. Treasury of our intent to repurchase all of the 25,000 outstanding shares of our Series B Preferred Stock. If permitted to do so, we expect to fund any such repurchase with the net proceeds of this offering, the net proceeds of our proposed debt offering, and $      of other available funds. See “Summary — Recent Developments — Proposed Debt Offering” above. We would repurchase our Series B Preferred Stock at its $100,000 per share liquidation preference, plus accrued and unpaid dividends. Although we anticipate that we will be permitted to repurchase our Series B Preferred Stock following consummation of this offering and the proposed debt offering, there can be no assurance that we will be authorized by the U.S. Treasury to repurchase our Series B Preferred Stock.

While we intend to use the net proceeds of this offering, the net proceeds of our proposed debt offering, and other available funds to repurchase our Series B Preferred Stock, the consummation of this offering is not conditioned upon the consummation of the debt offering or repurchase.

If we do not repurchase our Series B Preferred Stock, we will use the net proceeds of the sale of our Common Shares in this offering for general corporate purposes.

Upon completion of any repurchase of our Series B Preferred Stock, we may seek to repurchase the Warrant issued to the U.S. Treasury, whether directly from the U.S. Treasury or if and when the U.S. Treasury auctions the Warrant. Alternatively, we may decide not to or be unable to repurchase the Warrant. In such event, we may choose (but are not required) to repurchase our Common Shares in an amount expected to be sufficient to offset the estimated dilution to our equity that would occur if the Warrant were exercised. If we do not repurchase the Warrant, the U.S. Treasury may exercise the Warrant or sell the Warrant to third parties. See “Risk Factors — There may be future sales or other dilution of our equity, which may adversely affect the market price of our Common Shares.” Any such repurchase of the Warrant or our Common Shares would generally be subject to the approval of our federal bank regulators.

CAPITALIZATION

The following table sets forth, on a consolidated basis, our capitalization as of December 31, 2010, on an actual basis and as adjusted to give effect to this offering and the anticipated repurchase of our Series B Preferred Stock. You should read the following table together with our consolidated financial statements and notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus.

	December 31, 2010
			As Adjusted
			for Common
		As Adjusted	Shares
		for Common	Issuance
		Shares	and Series B Preferred
(dollars in millions)	Actual	Issuance	Stock Repurchase

Deposits and debt
Deposits	$60,610	$60,610	$60,610
Subordinated debt	5,427	5,427	5,427
Other borrowed funds	8,361	8,361	8,361
Total deposits and debt	$74,398	$74,398	$74,398

Shareholders’ equity
Preferred stock, $1 par value; authorized 25,000,000 shares:
7.750% Noncumulative Perpetual Convertible Preferred Stock, Series A, $100 liquidation preference per share; authorized 7,475,000 shares; 2,904,839 issued as of December 31, 2010	$291	$291	$291
Fixed-Rate Cumulative Perpetual Preferred Stock, Series B, $100,000 liquidation preference per share; 25,000 shares authorized and issued as of December 31, 2010	2,446	2,446
Common Shares, $1 par value per share; authorized 1,400,000,000 shares; 946,348,435 issued as of December 31, 2010	946
Warrant issued to the U.S. Treasury	87	87	87
Capital surplus	3,711
Retained earnings	5,557
Treasury stock, at cost (65,740,726 shares)	(1,904)	(1,904)	(1,904)
Accumulated other comprehensive income	(17)	(17)	(17)
Total shareholders’ equity	$11,117	$	$

Total capitalization	$85,515	$	$

PRICE RANGE OF COMMON SHARES AND DIVIDENDS

Our Common Shares trade on the NYSE under the symbol “KEY”. As of March 16, 2011, there were 880,257,890 Common Shares issued and outstanding. As of March 16, 2011, there were approximately 35,193 shareholders of record of our Common Shares.

The following table sets forth, for the periods indicated, the high and low closing sales prices per Common Share on the NYSE as reported on Bloomberg, and the cash dividends declared per Common Share.

			Cash
			Dividends
	Price Range of Common Shares		Paid Per
	Low	High	Common Share

2011:
First Quarter (through March 17, 2011)	$8.40	$9.71	$0.01

2010:
Fourth Quarter	$7.48	$8.85	$0.01
Third Quarter	7.22	8.91	0.01
Second Quarter	7.47	9.19	0.01
First Quarter	5.94	7.93	0.01

2009:
Fourth Quarter	$5.32	$6.68	$0.01
Third Quarter	4.82	7.02	0.01
Second Quarter	4.60	9.23	0.01
First Quarter	5.36	9.14	0.0625

On March 17, 2011, the last reported sales price of our Common Shares on the NYSE was $8.85 per share.

DIVIDEND POLICY

The amount of future dividends on our Common Shares will depend on our earnings, financial condition, capital requirements and other factors, and will generally be determined by our board of directors on a quarterly basis. Paying dividends on our Common Shares is our primary method of returning capital to our shareholders. To maintain a strong capital base, our board of directors reduced the quarterly dividend on our Common Shares to $0.01 per share, commencing with the dividend declared for the second quarter of 2009. We intend to evaluate future dividend increases as our earnings, financial condition, capital requirements, and other factors allow, subject to regulatory approval requirements and Federal Reserve guidance. Due to regulatory restrictions applicable to all SCAP bank holding companies and other factors, we cannot provide any assurance about our future dividend payments. See “Risk Factors — You may not receive dividends on our Common Shares.”

To maintain a strong capital base, our board of directors reduced the quarterly dividend on our Common Shares to $0.01 per share, commencing with the dividend declared for the second quarter of 2009.

Under the Dodd-Frank Act and long-standing Federal Reserve policy, including guidance provided in the Federal Reserve’s Supervisory Letter SR 09-4 and the Revised Addendum, bank holding companies, such as KeyCorp, are required to act as a source of financial strength to their subsidiary banks. Accordingly, we are required to inform and consult with the Federal Reserve before paying dividends that could raise safety and soundness concerns. In addition due to our participation in the CPP, prior to November 14, 2011, unless we have redeemed or repurchased all of our Series B Preferred Stock or the U.S. Treasury has transferred all of our Series B Preferred Stock to third parties, the consent of the U.S. Treasury would be required for us to, among other things, increase the dividend on our Common Shares above $0.1875 per share, except in limited circumstances.

DESCRIPTION OF CAPITAL STOCK

The following section is a summary and does not describe every aspect of our capital stock. In particular, we urge you to read our articles of incorporation and code of regulations because they describe your rights as a holder of our Common Shares. We have filed our articles of incorporation and code of regulations as exhibits to the registration statement that we have filed with the SEC. See “Where You Can Find More Information” for information on how to obtain a copy of our articles of incorporation and code of regulations.

Preferred Stock

Our authorized capital stock includes 25,000,000 shares of preferred stock, par value $1.00 per share. Our board of directors is authorized to issue preferred stock in one or more series, to fix the number of shares in each series, and to determine the designations and preferences, limitations and relative rights of each series, including dividend rates, terms of redemption, liquidation preferences, sinking fund requirements, and conversion rights, all without any vote or other action on the part of shareholders. This power is limited by applicable laws or regulations and may be delegated to a committee of our board of directors.

Series A Preferred Stock

During 2008, we issued approximately 6.6 million shares of Series A Preferred Stock. The Series A Preferred Stock: (1) is nonvoting, except with respect to matters that could adversely affect the shares, in which case holders thereof vote as a single class; (2) pays a noncumulative dividend at the rate of 7.750% per annum at the discretion of our board of directors; and (3) is not redeemable at any time. The Series A Preferred Stock ranks senior to our Common Shares and is on parity with our Series B Preferred Stock discussed below in the event of liquidation or dissolution of KeyCorp. Each share of Series A Preferred Stock is convertible at any time into 7.0922 of our Common Shares (equivalent to an initial conversion price of approximately $14.10 per Common Share), plus cash in lieu of fractional shares. The conversion rate may change upon the occurrence of a consummation of a merger, a change of control (a “make-whole” acquisition), a reorganization event or to prevent dilution. On or after June 15, 2013, if the closing price of our Common Shares exceeds 130% of the conversion price for 20 trading days during any consecutive 30 trading day period, we may automatically convert some or all of the outstanding Series A Preferred Stock into our Common Shares at the then prevailing conversion rate.

Taking into account the results of several exchange offers during 2009, as of March 16, 2011, we had 2,904,839 shares of Series A Preferred Stock issued and outstanding.

The Series A Preferred Stock is traded on the NYSE under the symbol “KEYPrG”. The transfer agent and registrar for the Series A Preferred Stock is Computershare Investor Services LLC. During 2010, we made four quarterly dividend payments of $1.9375 per share, or $6 million in the aggregate per quarter, on the Series A Preferred Stock.

Series B Preferred Stock

On November 14, 2008, we raised $2.5 billion of capital as a participant in the CPP. As part of this program, we issued to the U.S. Treasury: (1) 25,000 shares of Series B Preferred Stock and (2) the Warrant to purchase 35,244,361 of our Common Shares at an exercise price of $10.64 per share. Our Series B Preferred Stock: (1) is nonvoting, except with respect to matters that could adversely affect the shares, in which case holders thereof vote as a single class; (2) pays a cumulative mandatory dividend at the rate of 5% per annum for the first five years after issuance, resetting to 9% per annum thereafter; and (3) is callable at par plus accrued and unpaid dividends under certain circumstances. Our Series B Preferred Stock ranks senior to our Common Shares and is on parity with the Series A Preferred Stock in the event of liquidation and dissolution of KeyCorp.

The terms of the transaction with the U.S. Treasury include limitations on our ability to pay dividends on and repurchase our Common Shares. Until November 14, 2011, or until the U.S. Treasury no longer holds any Series B Preferred Stock, we may not increase our Common Share dividend above the level paid in the third quarter of 2008, nor may we repurchase any of our Common Shares or preferred stock without the approval of the U.S. Treasury, subject to the availability of certain limited exceptions (e.g., for purchases in connection with benefit plans).

During 2010, we made a total of $125 million in dividend payments to the U.S. Treasury in respect of our Series B Preferred Stock.

We expect to use the net proceeds of the sale of Common Shares in this offering, the net proceeds of our proposed debt offering, and other available funds to repurchase all of our Series B Preferred Stock, subject to U.S. Treasury approval. See “Summary — Recent Developments — Anticipated Repurchase of Our Series B Preferred Stock” above in this prospectus supplement. Following any repurchase of such shares of Series B Preferred Stock, such shares will resume the status of authorized and unissued preferred shares, undesignated as to series, and shall be available for subsequent issuance.

Common Shares

We may issue Common Shares in such amounts and proportion and for such consideration as may be fixed by our board of directors or a properly designated committee thereof. As of the date of this prospectus supplement, we are authorized to issue up to 1,400,000,000 Common Shares. As of March 16, 2011, 947,530,435 of our Common Shares (including 67,272,545 Common Shares held in treasury) were issued. Our Common Shares are traded on the NYSE under the symbol “KEY”. The transfer agent and registrar for our Common Shares is Computershare Investor Services LLC.

Holders of our Common Shares are not entitled to preemptive or preferential rights. Our Common Shares have no redemption or sinking fund provisions applicable thereto. Our Common Shares do not have any conversion rights. The rights of holders of our Common Shares will be subject to, and may be adversely affected by, the rights of holders of our currently outstanding Series A Preferred Stock and Series B Preferred Stock and any preferred stock that we may issue in the future.

We may issue authorized but unissued Common Shares in connection with several employee benefit and stock option and incentive plans maintained by us or our subsidiaries and under our Direct Registration Plan.

Our outstanding Common Shares are fully paid and non-assessable, and Common Shares we issue in the future, when fully paid for, will be non-assessable.

Dividends

When, as and if dividends are declared by our board of directors out of funds legally available for their payment, the holders of our Common Shares are entitled to share equally, share for share, in such dividends. The payment of dividends on our Common Shares is subject to the prior payment of dividends on our preferred stock and our dividend policy. See also “Dividend Policy” above.

Liquidation

In the event of our voluntary or involuntary liquidation, dissolution, and winding up, the holders of our Common Shares are entitled to receive, on a share for share basis, any of our assets or funds available for distribution after we have paid in full all of our debts and distributions and the full liquidation preferences of all series of our outstanding preferred stock.

Voting Rights

Subject to the rights, if any, of the holders of any series of preferred stock, holders of our Common Shares have exclusive voting rights and are entitled to one vote per Common Share on all matters voted upon by the shareholders. Holders of our Common Shares do not have the right to cumulate their voting power.

Share Repurchase Program

Our board of directors has authorized a share repurchase program described in our annual report on Form 10-K for the year ended December 31, 2010 and filed with the SEC (see “Where You Can Find More Information”). The program does not have an expiration date. We did not repurchase any Common Shares during 2010 or 2009, other than in connection with our employee benefit plans. At March 16, 2011, a remaining balance of approximately 13.9 million shares is eligible for repurchase under our existing share repurchase program authorization. Currently, in accordance with the provisions of the CPP, we are not permitted to repurchase additional Common Shares without the approval of the U.S. Treasury until November 14, 2011, or until the U.S. Treasury no longer holds any Series B Preferred Stock, except under certain limited exceptions including in connection with employee benefit plans. If we repurchase our Series B Preferred Stock as we intend, we may begin repurchasing Common Shares under our repurchase program from time to time, subject to any regulatory approval required by our regulators. However, there can be no assurance that we will repurchase our Common Shares and decisions to repurchase may be based on a variety of factors, including our performance, capital situation, regulatory requirements and general economic conditions.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF
COMMON SHARES

The following is a general discussion of the material U.S. federal income tax consequences of the purchase, ownership, and disposition of our Common Shares by a non-U.S. holder (as defined below) that holds our Common Shares as a capital asset. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), effective U.S. Treasury regulations, and judicial decisions and administrative interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. The foregoing are subject to differing interpretations which could affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under U.S. federal income tax laws, such as financial institutions, insurance companies, tax-exempt organizations, entities that are treated as partnerships for U.S. federal income tax purposes, dealers in securities or currencies, expatriates, persons deemed to sell our Common Shares under the constructive sale provisions of the Code, and persons that hold our Common Shares as part of a straddle, hedge, conversion transaction, or other integrated investment. Furthermore, this discussion does not address any U.S. federal estate or gift tax laws or any state, local, or foreign tax laws.

You are urged to consult your tax advisors regarding the U.S. federal, state, local, and foreign income and other tax consequences of the purchase, ownership, and disposition of Common Shares.

For purposes of this summary, a “non-U.S. holder” or “non-U.S. person” means a person (other than a partnership) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate with income that is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of that trust, or (2) the trust has made an election under the applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our Common Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns our Common Shares should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

Dividends

Dividends paid to a non-U.S. holder of our Common Shares generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of our Common Shares who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Common Shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our Common Shares eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

If dividends we pay to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, and the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income. “Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens, and domestic United States corporations on a net income basis. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Disposition of Common Shares

If you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on any gain that you recognize on a disposition of our Common Shares unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that you maintain in the United States);

•	you are an individual, you hold our Common Shares as a capital asset, you are present in the United States for 183 or more days in the taxable year of the disposition, and certain other conditions exist; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of our Common Shares, and you are ineligible for any treaty exemption.

“Effectively connected” gains described in the first bullet point are taxed at rates applicable to United States citizens, resident aliens, and domestic United States corporations on a net income tax basis. If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. A non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the disposition, which gain may be offset by U.S.-source capital loss.

We believe we are not, and we do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

Except as described below, a non-U.S. holder generally will be exempt from backup withholding and information reporting requirements with respect to dividend payments and the payment of the proceeds from the sale of our Common Shares effected at a United States office of a broker, as long as the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	a valid Internal Revenue Service Form W-8BEN upon which you certify, under penalties of perjury, that you are (or, in the case of a non-U.S. holder that is a partnership, an estate, or a trust, Form W-8IMY (if applicable), together with any other relevant documents, certifying that the non-U.S. holder and each partner in the partnership or beneficiary of the estate or trust is) a non-United States person; or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations or you otherwise establish an exemption.

However, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

Payment of the proceeds from the sale of our Common Shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of our Common Shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of our Common Shares will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year (a) one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (b) such foreign partnership is engaged in the conduct of a United States trade or business, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

Withholdable Payments to Foreign Financial Institutions and Other Foreign Entities

Under recently enacted legislation, a 30% withholding tax would be imposed on certain payments that are made after December 31, 2012 to certain foreign financial institutions, investment funds and other non-U.S. persons that fail to comply with information reporting requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. Such payments would include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends.

CERTAIN ERISA CONSIDERATIONS

Each person considering the use of plan assets of a pension, profit-sharing or other employee benefit plan, individual retirement account, or other retirement plan, account or arrangement to acquire or hold our Common Shares should consider whether an investment in our Common Shares would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code, as applicable, prohibit plans subject to Title I of ERISA and/or Section 4975 of the Code, including entities such as collective investment funds, partnerships and separate accounts or insurance company pooled separate accounts or insurance company general accounts whose underlying assets include the assets of such plans, which we refer to collectively as “Plans” and individually as a “Plan,” from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code, or “parties in interest” with respect to the Plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain plans including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA and Section 414(e) of the Code with respect to which the election provided by Section 410(d) of the Code has not been made), and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws, or “Similar Laws.”

The acquisition or holding of our Common Shares by a Plan with respect to which we or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transactions under ERISA or Section 4975 of the Code, unless our Common Shares are acquired or held pursuant to and in accordance with an applicable exemption. Accordingly, in such situations, our Common Shares may not be purchased or held by any Plan or any person investing “plan assets” of any Plan, unless such purchase or holding is eligible for the exemptive relief available under a Prohibited Transaction Class Exemption (“PTCE”), such as PTCE 96-23, PTCE 95-60, PTCE 91-38, PTCE 90-1 or PTCE 84-14 issued by the U.S. Department of Labor or there is some other basis on which the purchase and holding of our Common Shares is not prohibited, such as the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, or the “Service Provider Exemption,” for certain transactions with non-fiduciary service providers for transactions that are for adequate consideration.

Each purchaser or holder of our Common Shares or any interest therein, and each person making the decision to purchase or hold our Common Shares on behalf of any such purchaser or holder, will be deemed to have represented and warranted in both its individual capacity and its representative capacity (if any), that on each day from the date on which the purchaser or holder acquires its interest in our Common Shares to the date on which the purchaser disposes of its interest in our Common Shares, that such purchaser and holder, by its purchase or holding of our Common Shares or any interest therein that (a) its purchase and holding of our Common Shares is not made on behalf of or with “plan assets” of any Plan, or (b) if its purchase and holding of our Common Shares is made on behalf of or with “plan assets” of a Plan, then (i) its purchase and holding of our Common Shares will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code and (ii) neither KeyCorp nor any of our affiliates is acting as a fiduciary (within the meaning of Section 3(21)) of ERISA in connection with the purchase or holding of our Common Shares and has not provided any advice that has formed or may form a basis for any investment decision concerning the purchase or holding of our Common Shares. Each purchaser and holder of our Common Shares or any interest therein on behalf of any governmental plan, church plan, and foreign plan will be deemed to have represented and warranted by its purchase or holding of our Common Shares or any interest therein that such purchase and holding does not violate any applicable Similar Laws or rules.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing our Common Shares on behalf of or with “plan assets” of any plan or plan asset entity consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under Similar Laws, as applicable.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of Common Shares indicated below:

Number of
Underwriters	Common Shares

Morgan Stanley & Co. Incorporated
J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.

Total

The underwriters are offering our Common Shares subject to their acceptance of our Common Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of our Common Shares offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of our Common Shares offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of our Common Shares directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $      per share under the public offering price. After the initial offering of our Common Shares, the offering price and other selling terms may from time to time be varied by the representatives. The offering of our Common Shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of           additional Common Shares at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of our Common Shares offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Common Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Common Shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering, and the proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional Common Shares.

Total
	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discounts and commission to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, to be paid by us will be approximately $     .

Our Common Shares are listed on the NYSE under the symbol “KEY”.

We have agreed, subject to certain exceptions, that we will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our Common Shares, or any securities convertible into, exchangeable for or that represent the right to receive our Common Shares (other than Common Shares offered in this offering), without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities LLC, for a period of 90 days after the date of this prospectus supplement.

In addition, certain of our directors and senior officers have agreed, subject to certain exceptions with respect to, among other things, gifts, transfers to family members, estate planning transactions, transfers to legal entities wholly owned by each such director or officer, transfers by operation of law, or sales to satisfy tax obligations in connection with or to pay the exercise price of Common Shares issued pursuant to certain existing equity incentive and deferral plans, that such directors and senior officers will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Common Shares, or any options or warrants to purchase any Common Shares, or any securities convertible into, exchangeable for or that represent the right to receive our Common Shares except with the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities LLC, for a period of 90 days after the date of this prospectus supplement.

In order to facilitate the offering of our Common Shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Common Shares. Specifically, the underwriters may sell more Common Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing Common Shares in the open market. In determining the source of Common Shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of Common Shares compared to the price available under the over-allotment option. The underwriters may also sell Common Shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Common Shares in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for and purchase our Common Shares in the open market to stabilize the price of our Common Shares. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing our Common Shares in the offering, if the syndicate repurchases previously distributed Common Shares to cover syndicate short positions or to stabilize the price of our Common Shares. These activities may raise or maintain the market price of our Common Shares above independent market levels or prevent or retard a decline in the market price of our Common Shares. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, the underwriters or their affiliates have provided, and may in the future provide, commercial, financial advisory or investment banking services to us and our subsidiaries for which they have received and will receive customary compensation.

We and the underwriters have agreed to indemnify or contribute payments to each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

Sales outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of our Common Shares offered by this prospectus supplement in any jurisdiction where action for that purpose is required. Our Common Shares offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such Common Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy our Common Shares offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of our Common Shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of our Common Shares to the public in that Member State:

(1)     at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(2)     at any time to any legal entity which has two or more of (A) an average of at least 250 employees during the last financial year; (B) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(3)     at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of our Common Shares to the public” in relation to any Common Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for our Common Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

This prospectus supplement and any other material in relation to our Common Shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“qualified investors”) that also (1) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (2) who fall within Article 49(2)(a) to (d) of the Order or (3) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). Our Common Shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such Common Shares will be engaged in only with, relevant persons. This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

Hong Kong

Our Common Shares may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to our Common Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong)

other than with respect to Common Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

Our Common Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law), and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Common Shares may not be circulated or distributed, nor may our Common Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our Common Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired our Common Shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, (2) where no consideration is given for the transfer, or (3) by operation of law.

Conflicts of Interest

Our affiliate, KeyBanc Capital Markets Inc., is a member of FINRA and is participating in the distribution of our Common Shares. The distribution arrangements for this offering comply with the requirements of FINRA Rule 5121, regarding a FINRA member’s firm participation in the distribution of securities of an affiliate. In accordance with Rule 5121, no FINRA member firm that has a conflict of interest under Rule 5121 may make sales in this offering to any discretionary account without the prior approval of the customer. Our affiliates, including KeyBanc Capital Markets Inc., may use this prospectus supplement and the accompanying prospectus in connection with offers and sales of our Common Shares in the secondary market. These affiliates may act as principal or agent in those transactions. Secondary market sales will be made at prices related to market prices at the time of sale.

VALIDITY OF SECURITIES

The validity of our Common Shares offered hereby will be passed upon for us by Squire, Sanders & Dempsey (US) LLP, Cleveland, Ohio, and for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP will rely upon the opinion of Squire, Sanders & Dempsey (US) LLP as to matters of Ohio law. Sullivan & Cromwell LLP regularly performs legal services for us and our subsidiaries.

EXPERTS

The consolidated financial statements of KeyCorp appearing in KeyCorp’s Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of KeyCorp’s internal control over financial reporting as of December 31, 2010 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and KeyCorp’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

127 Public Square
Cleveland, Ohio 44114-1306
(216) 689-6300

Debt Securities
Preferred Stock
Depositary Shares
Common Shares
Warrants

The securities of each class may be offered and sold by us and/or may be offered and sold, from time to time, by one or more selling securityholders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement and any applicable pricing supplement.

These securities will be our equity securities or unsecured obligations and will not be savings accounts, deposits or other obligations of any of our bank or nonbank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Our common stock is listed on the New York Stock Exchange under the symbol “KEY.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated June 12, 2008.

i

The words “Key,” “Company,” “we,” “our,” “ours” and “us” as used herein refer to KeyCorp and its subsidiaries, unless otherwise stated. The word “SEC” as used herein refers to the U.S. Securities and Exchange Commission.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public at the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

In this prospectus, as permitted by law, we “incorporate by reference” information from other documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below and any documents we file with the SEC in the future under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we or any underwriters sell all of the securities:

•	Annual Report on Form 10-K for the year ended December 31, 2007.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

•	Current Reports on Form 8-K filed on January 22, 2008 (two reports), February 19, 2008, February 27, 2008, March 3, 2008, April 17, 2008, April 28, 2008 (filed on Form 8-K/A), May 29, 2008 and June 12, 2008.

Unless stated otherwise in the applicable reports, information furnished under Item 2.02 or 7.01 of our Current Reports on Form 8-K is not incorporated by reference.

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

KeyCorp
127 Public Square
Cleveland, Ohio 44114-1306
Attention: Investor Relations
(216) 689-6300

1

CONSOLIDATED EARNINGS RATIOS

The following table shows our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for each of the years in the five-year period ended December 31, 2007, and for each of the three-month periods ended March 31, 2008 and 2007.

For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, we divided consolidated income, before income taxes and the cumulative effect of accounting changes, plus fixed charges by fixed charges. Fixed charges consist of:

•	consolidated interest expense, excluding or including interest on deposits, as the case may be; and

•	that portion of rental expense that is deemed representative of the interest factor, net of income from subleases.

	Three Months Ended
	March 31,				Year Ended December 31,
	2008		2007		2007		2006		2005		2004		2003

Ratios of earnings to fixed charges
Excluding deposit interest	2.46	x	2.91	x	2.15	x	2.61	x	2.93	x	3.64	x	3.42	x
Including deposit interest	1.50	x	1.72	x	1.42	x	1.63	x	1.86	x	2.15	x	2.00	x
Ratios of earnings to combined fixed charges and preferred stock dividends
Excluding deposit interest	2.46	x	2.91	x	2.15	x	2.61	x	2.93	x	3.64	x	3.42	x
Including deposit interest	1.50	x	1.72	x	1.42	x	1.63	x	1.86	x	2.15	x	2.00	x

VALIDITY OF SECURITIES

The validity of the securities will be passed upon for us by counsel identified in the applicable prospectus supplement. If the securities are being distributed in an underwritten offering, the validity of the securities will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of KeyCorp incorporated by reference in KeyCorp’s Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of KeyCorp’s internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and KeyCorp’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information of KeyCorp for the three-month periods ended March 31, 2008 and March 31, 2007, incorporated by reference in this prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 5, 2008, included in KeyCorp’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by Ernst & Young LLP within the meanings of Sections 7 and 11 of the Act.

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KeyCorp

Common Shares

PROSPECTUS
SUPPLEMENT

          , 2011
(To Prospectus dated June 12, 2008)

Morgan Stanley
J.P. Morgan
KeyBanc Capital Markets